12012124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCW Funds Distributors

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street., Suite 1800
(No. and Street)

Los Angeles | California | 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue | Los Angeles | California | 90071-3462
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECEIVED FEB 29 2012 WASH., D.C. SEC PROCESSING SECTION

OATH OR AFFIRMATION

I, Johnson P. So, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2011 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

EDWARD LEE RANSOME
Commission # 1952034
Notary Public - California
Los Angeles County
My Comm. Expires Sep 12, 2015

Signature

Chief Financial Officer
Title

STATE OF CALIFORNIA } ss.
COUNTY OF LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2012.

Notary Public

TABLE OF CONTENTS
This report** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see footnote #3 to the financial statements)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see footnote #3 to the financial statements)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x) (1) An Oath or Affirmation
(x) (m) A copy of the SIPC Supplemental Report (filed separately)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

* For condition of confidential treatment of certain portions of this filing, see Section 240.17a- 15(e)(3).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of TCW Funds Distributors:
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation, (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by TCW Funds Distributors (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 27, 2012

Deloitte

TCW FUNDS DISTRIBUTORS
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

****

TCW FUNDS DISTRIBUTORS
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

TCW FUNDS DISTRIBUTORS

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder of
TCW Funds Distributors:

We have audited the accompanying statement of financial condition of TCW Funds Distributors (the "Company"), a wholly owned subsidiary of The TCW Group, Inc., as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCW Funds Distributors at December 31, 2011, and the results of its operations, changes in shareholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules, including the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 27, 2012

Member of
Deloitte Touche Tohmatsu Limited

TCW FUNDS DISTRIBUTORS

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS (Note 2 and Note 3)	$5,295,045
DISTRIBUTION FEES RECEIVABLE (Note 2)	877,621
PLACEMENT FEES RECEIVABLE	13,451
DUE FROM AFFILIATE (Note 5)	2,391,509
PREPAID EXPENSES	105,325
TOTAL ASSETS	$8,682,951

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Distribution fees payable to Adviser (Note 5)	$ 877,621
Due to affiliate (Note 5)	3,036,983
Other accrued expenses	10,889
Total liabilities	3,925,493
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	4,683,458
Total shareholder's equity	4,757,458
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$8,682,951

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Distribution fees (Note 2)	$ 10,755,339
Commission fees (Note 2)	12,393,998
Placement fees (Note 2)	13,342
Dividend income	1,880
Total revenues	23,164,559
EXPENSES:	
Distribution fees expense (Note 2)	10,755,339
Commission expense (Note 2)	12,395,542
Professional fees and other expenses	66,792
Regulatory expense	208,296
Total expenses	23,425,969
LOSS BEFORE INCOME TAX BENEFIT	(261,410)
INCOME TAX BENEFIT (Note 2)	(102,313)
NET LOSS	$ (159,097)

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-In	Retained	
	No. of Shares	Amount	Capital	Earnings	Total
BALANCES — January 1, 2011	10,000	$ 10,000	$ 64,000	$ 4,842,555	$ 4,916,555
Net loss				(159,097)	(159,097)
BALANCES — December 31, 2011	10,000	$ 10,000	$ 64,000	$ 4,683,458	$ 4,757,458

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (159,097)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	(3,088)
Distribution fees receivable	(26,401)
Other receivable	9,403
Due from affiliates	(2,308,734)
Due to affiliates	3,036,983
Distribution fees payable	26,401
Other accrued expenses	6,931
Total adjustments	741,495
Net cash provided by operating activities	582,398
NET INCREASE IN CASH AND CASH EQUIVALENTS	582,398
CASH AND CASH EQUIVALENTS — Beginning of year	4,712,647
CASH AND CASH EQUIVALENTS — End of year	$ 5,295,045
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash received during the year for 2011 — income taxes benefit for 2010 received from Parent	$ 64,258

See accompanying notes to financial statements.

1. ORGANIZATION

Organization — TCW Funds Distributors (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company was formerly known as TCW Brokerage Services. The Parent is an indirect subsidiary of Sociètè Gènèrale, S.A. (SG) The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company derives most of its revenues from several affiliates. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with Trust Company of the West (TCW), an affiliate of the Company, whereby certain expenses are allocated by the Parent to the Company. Therefore, if the Company were a stand-alone entity the financial statements presented could be materially different.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents — The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2011, cash and cash equivalents consist of approximately $681,640 investments in demand deposits with a bank and approximately $4,613,405 in a money market mutual fund for which the investment adviser of the fund is TCW Investment Management Company (the "Adviser" or "TIMCO"), an affiliate of the Company.

Securities Transactions — Securities transactions are recorded on a trade-date basis. Interest income is recorded when earned and dividend income is recorded when declared.

Investments — Investments are recorded at estimated fair value, with unrealized gains and losses recognized in the statement of operations.

Distribution Fees — The Company serves as the distributor to TCW Funds, Inc. (TFI) and as the non-exclusive distributor of each class of TFI's family of funds' shares. TFI has a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 with respect to the N Class shares of each fund. Under the terms of the plan, the Company receives distribution fees from TFI of 0.25% of the funds' net assets for N Class. In general, these fees are received from TFI within ten business days after month-end. The Company expects to use all of these fees to compensate and reimburse TIMCO who pays the retirement plan service providers, brokers, financial advisers, and other financial intermediaries for providing administrative services to their customers. At December 31, 2011, there were $877,621 distribution fees payable to TIMCO and distribution fees expense of $10,755,339 during the year.

Commission Fees — The Company earns commissions revenue from TCW for serving as a broker-dealer of its affiliates' mutual funds and other investment funds. The Company pays its registered representatives commissions through TCW. Since TCW acts as the disbursing agent for the commission payments, the Company has to reimburse TCW. During 2011, the Company recorded and expensed commissions of $12,393,998 and has a payable of $2,984,831 due to TCW.

Placement Fees — The Company earned placement fees of $13,342 from TCW/SG AM AI Premium Fund which is managed by SGAM, Inc., an affiliated investment adviser. Placement fees receivable at December 31, 2011 were $13,451. The Company has recorded commission expense of $1,544 payable to TCW.

Income Taxes — The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense and benefit to each subsidiary based upon the subsidiary's pre-tax income included in the computation of the Parent's consolidated income tax provision. The details of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the Company based on the temporary differences between the tax and the book basis of the Company's assets and liabilities that give rise to deferred taxes.

The Company's income tax benefit differs from the amounts determined by applying the 35% U.S. statutory federal income tax rate to pretax loss due primarily to state income taxes.

The Company will recognize any interest and penalties related to uncertain tax positions in income tax expense. The tax years 2008 to 2011 and 2009 to 2011 remain open to examination by the state and federal taxing jurisdictions, respectively, to which the Company's significant operations are subject. As of December 31, 2011, the Company does not believe that there will be a material change in the estimated unrecognized tax benefits within the next twelve months.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments — The Company's financial instruments, primarily including cash and cash equivalents, distribution and placement fee receivables, and distribution fees payable, are recorded at their cost or contract amount which is considered by management to approximate their fair value as they are short-term in nature or are subject to frequent repricing.

Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures About Fair Value Measurements*. ASU 2010-06 requires the separate disclosure of significant transfers into and out of the Level 1 and Level 2 categories and the reasons for such transfers, and also requires fair value measurement disclosures for each class of assets and liabilities as well as disclosures about valuation techniques and inputs used for recurring and nonrecurring Level 2 and Level 3 fair value measurements. These disclosures are effective for fiscal years ending on or after December 15, 2010. The Company adopted the disclosures on December 31, 2010. ASU 2010-06 also requires Level 3 disclosure of purchases, sales, issuances, and settlements activity on a gross rather than a net basis. These disclosure requirements are effective for fiscal years beginning after December 15, 2010. The new disclosure requirements did not have a material impact on the Company's financial statements, as the Company does not have any Level 3 fair value measurements.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact this ASU may have on the Company's financial statements.

3. FINANCIAL INSTRUMENTS

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

- *Level 1* — Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities, and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

- *Level 2* — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.

- *Level 3* — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Investments generally included in this category are securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933.

The following is a summary of the Company's financial assets as of December 31, 2011, that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets — cash equivalents money market mutual fund	$4,613,405	$ -	$ -	$4,613,405
Total assets	$4,613,405	$ -	$ -	$4,613,405

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no significant transfers of investments between Level 1, Level 2, and Level 3 during the year ended December 31, 2011. There are no financial assets and liabilities that are accounted for at fair value on a non-recurring basis as of December 31, 2011.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $1,277,284, which was $1,015,584 in excess of its required net capital of $261,700. The Company's ratio of aggregate indebtedness to net capital was 3.07 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

5. RELATED PARTIES

The due from affiliates balance of $2,391,509 at December 31, 2011, represents commissions due from TCW. The net due to affiliates balance consist of commissions payable and income tax payable that are non-interest bearing and are expected to be paid within the next twelve months. The Company entered into an Expense Sharing Agreement ("Agreement") with TCW. The purpose of the Agreement is for TCW to accept responsibility for the general and administrative expenses of the Company and to serve as common paymaster for the purpose of eliminating duplication in accounting and payments for shared expenses. In accordance with National Association of Securities Dealers' Notice to Members dated October 2003, the Company maintains a schedule of operating expenses paid for by TCW on behalf of the Company. During 2011, the amount of operating expenses was $119,190.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through February 27, 2012, the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

* * * * * *

TCW FUNDS DISTRIBUTORS

SUPPLEMENTAL SCHEDULE G
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

NET CAPITAL — Total stockholder's equity from statement of financial condition	$ 4,757,458
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	(105,325)
Receivables	(891,072)
Due from affiliate	(2,391,509)
Total deductions and/or charges	(3,387,906)
Net capital before haircuts on securities positions	1,369,552
Haircuts on securities:	
Money market mutual fund	92,268
Total haircuts	92,268
NET CAPITAL	$ 1,277,284
TOTAL AGGREGATE INDEBTEDNESS	$ 3,925,493
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)	$ 261,700
EXCESS NET CAPITAL	$ 1,015,584
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.07 to 1

Note: There are no material differences between the above Computation of Net Capital Under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2011, filed on February 21, 2012, as amended.

TCW FUNDS DISTRIBUTORS

SUPPLEMENTAL SCHEDULE H
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

TCW FUNDS DISTRIBUTORS

SUPPLEMENTAL SCHEDULE I
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 27, 2012

TCW Funds Distributors
Los Angeles, California

In planning and performing our audit of the financial statements of TCW Funds Distributors (the "Company"), a wholly owned subsidiary of The TCW Group, Inc., as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu